Filed by Tiga Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tiga Acquisition Corp.
Commission File No. 001-39714
Date: September 16, 2022

This filing relates to the proposed business combination between Grindr Group LLC (“Grindr”) and Tiga Acquisition Corp. (“Tiga”) pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 9, 2022 (as the same may be amended, the “Merger Agreement”).

THE FOLLOWING IS THE TEXT OF THE INTERVIEW WITH GEORGE ARISON (INCOMING CEO OF GRINDR) BY BLOOMBERG TECHNOLOGY WITH EMILY CHANG, DATED SEPTEMBER 16, 2022

Interview Transcript

Emily: The dating app Grindr just announced a new CEO, George Arison, co-founder and former CEO of the auto e-commerce marketplace, Shift. This fulfills the pledge to appoint  someone who identifies with the LGBTQ+ community in this top role, as the company prepares to go public. George Arison joins us now for more on the big news. So, stepping into a big role here George, but you have some experience with obviously a car marketplace and on the board. What did you learn behind the scenes that you think you bring to the table?

George: Thanks for having me. Look, Grindr is an amazing company. I’ve built a company and taken it public, but margins are always a challenge in the auto business. With Grindr, margins are amazing. So that’s obviously a very big difference. Grindr is a really awesome business, but more importantly, it is a really awesome mission. You are serving a community that’s been underserved, and that uses this product in a dramatic way to connect. And that mission to me is super appealing and I’m really excited to be a part of it. Obviously, Grindr has been around for a long time, since 2009. The product actually hasn’t really fundamentally changed in that time period. People have used it the same way for a long time, but the features that it offers have obviously expanded. It’s gone from just being about sex and now more about dating and now its used in a lot of other ways, and my goal as the CEO is going to be to continue to nurture this incredible product and the community that it serves in the best way it can.

Emily:  Talk to us a little bit more about how Grindr is used globally? Because I think there is one impression that it is quote on quote just a dating app, but it’s actually so much more.

George: Yea there are so many other things people use it for. Travel is a massive feature set that people use it for, and by the way, it’s all organic, it’s not like Grindr’s built products that facilitate travel, but people log into a city they might be visiting to and start talking to people about where they can stay, what they should do, and where they can go out to dinner and go out to have fun. So In a very organic way, people use it for travel. Health information is another massive feature in Grindr, with the monkeypox epidemic right now. Grindr has been very active in helping our user base understand that there is a problem, and where to get vaccines, how to get them. There’s even a feature in the app that tells people where to get vaccines. So people use Grindr in a ton of different ways. One of the interesting things for me being on the board, the past couple of months, we left one of the very challenging countries to be operating in and to be gay in recently, because we just didn’t feel comfortable and we heard so much feedback from users in their country and NGOs in the country pleading with us to come back. So the board was asked to decide should we go back or not? I mean it’s like a life or death issue in some ways. On the one hand, people want to use the product to connect and it is super valuable. On the flipside, we know that the State uses the product to try to find people who are gay. Which side do you kind of go on? Do you deny people the product that’s really important to them or do you allow them to have the product that risks their security? Really tough issue. I won’t reveal the country that it’s in because I don’t think it’s appropriate, but that kind of describes how critical Grindr is to so many people and the amazing product that it is for that community.

Emily: Now you’ve gone through one SPAC process with Shift and I know you’re trying to get Grindr over the finish line now, but how are you thinking about that given pretty dreadful market dynamics out there and a tough environment?

George: Yea, SPAC is great in that kind of situation because it is a guaranteed way to know how to get the transaction done and right you’re not dependent on market conditions. Grindr’s partner for the SPAC transaction, is a very strong SPAC. There’s a forward purchase agreement in the transaction, which ensures there is no need for any capital to come into the transaction and redemptions are not an issue.

Emily: But the last, many many of the most recent SPAC’s haven’t done well.

George: Most SPAC’s have not done well, no question. But there are about two dozen SPACs in the last 12 months that are doing very well, and they share one trait. They are all profitable businesses. So Grindr falls into that bucket as well, it is a very profitable business and no one is selling in this transaction. So all the current owners of Grindr are going to roll over and continue holding the business. So we feel pretty good about the transaction from that perspective. The SPAC’s just a mechanism for getting the transaction done so we can become a public company. I think the outcome will be the same whether we had done a regular IPO or SPAC transaction.

Emily: Ok. You are one of very few openly gay CEO’s, certainly as it comes to public companies. Is there a precedent that you want to set here or a message that you want to send?

George: Yeah, I am very fortunate. I think people should believe that anything is possible. One of my core values as an operator is that impossible things are possible. My whole life is almost an example of that, where I was born in the Soviet Union, came to the U.S. as a young teenager to go to prep school, and now, this is the second company I am going to take public. Incredible things are achievable as long as you work hard. For those people who are part of the LGBTQ community, living in countries where they feel like they are being marginalized or they can’t be out, things are going to get better because that is the direction the world is heading into, kind of every day, and we are really really fortunate to live in a country where we can be ourselves and not be under threat all the time.

Emily: How are you thinking about monetization and boosting the opportunities that Grindr has already explored, subscriptions and ads are of course the moneymakers?

George: We make money in two ways. We have ads in the product and we have subscriptions. Our percentage of users who are paying users is actually not that high. It’s about 6% versus Bumble, I think 9% and Match is at 18%. So, we have a huge opportunity to grow the paid user base. One of the ways we’re going to do that is by building more adjacent features that people then want to pay for. Grindr has been behind in that regard, it’s only recently started to monetize its functionality and add new functionality. So for example, we just recently launched Boost, which has been a very popular feature. Doing more things like that I think will be really important and then with ads obviously, there is a huge opportunity to have more relevant ads. When we have ads that are relevant to our community, they are actually very effective and they service the community really well. For example, with health-related ads, and so my focus will be to ensure that the ad quality is really good and it really enables the community to use the product in a good way if they don’t want to pay for it.

Emily: Alright - George Arison, incoming CEO of Grindr, thanks so much for stopping by. We’ll keep watching.

George: Thank you for having me.

About Grindr

With roughly 11 million monthly active users in virtually every country in the world in 2021, Grindr has grown to become a fundamental part of the queer community since its launch in 2009. The company continues to expand its ecosystem to enable gay, bi, trans, and queer people to connect, express themselves, and discover the world around them. Grindr is headquartered in West Hollywood, California. The Grindr app is available on the App Store and Google Play.

Forward Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Grindr’s possible or assumed future results of operations, business strategies, competitive position, industry environment, and potential growth opportunities, including any potential benefits that may be realized as a result of new members of management. These forward-looking statements are based on Grindr’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning  future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose”  and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Grindr’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the inability to complete the proposed business combination due to the failure to obtain shareholder approval or other conditions to closing; (b) the risk that the proposed business combination disrupts current plans and operations of Grindr; (c) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (d) costs related to the proposed business combination; (d) changes in applicable laws or regulations; (e) the possibility that Grindr may be adversely affected by other economic, business and/or competitive factors; and (f) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form  S-4 and other documents filed by Tiga Acquisition Corp. (NYSE: TINV) from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are  cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the  date made.  Except as required by law, Grindr undertakes no obligation to update or revise its  forward-looking statements to reflect events or circumstances after the date of this release.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities,  or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in  which such offer, solicitation or sale would be unlawful prior to registration or qualification under the  securities laws of any such jurisdiction.

For more information please contact:

For Grindr Communications and Investor Relations:

Patrick Lenihan
Patrick.Lenihan@grindr.com

Investors:

Ellipsis
Jeff Majtyka
IR@grindr.com

Media:

TrailRunner International
Lexi Schuchert
Press@grindr.com